June 16, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: H. Christopher Owings

Re:	Boardwalk Pipeline Partners, LP Comment Letter dated June 4, 2009 Form 10-K for the fiscal year ended December 31, 2008, filed February 24, 2009, and
Form 10-Q for the fiscal quarter ended March 31, 2009, filed April 29, 2009 File No. 001-32665

VIA EDGAR FILING AND FACSIMILE TRANSMISSION – 202-772-9202

Dear Mr. Owings:

This letter sets forth the responses of Boardwalk Pipeline Partners, LP, a Delaware limited partnership, (the “Company” or the “Registrant”), to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission by the letter (the “Comment Letter”) dated June 4, 2009, concerning the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) and Form 10-Q for the fiscal quarter ended March 31, 2009, filed April 29, 2009 (File No. 001-32665) (the “Form 10-Q”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.  References in the text of the responses herein to captions and page numbers are to the captions and pages numbers in the respective Form 10-K and Form 10-Q.  Capitalized terms used in this letter and not otherwise defined herein have the meanings given to them in the respective Form 10-K and Form 10-Q.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 3

Customers and Markets Served, page 7

1.
We note your response to comment one from our letter dated May 15, 2009.  Please explain why completion of your expansion projects is causing natural gas producers to contract for a majority of your capacity, thereby making them represent a significantly larger portion of your throughput and revenues than has historically been the case.

9 Greenway Plaza, Suite 2800 Houston, Texas 77046  713.479.8000

Mr. H. Christopher Owings
United States Securities and Exchange Commission
Re:  Boardwalk Pipeline Partners, LP
June 16, 2009

Response:  Historically, a majority of the Registrant’s natural gas transportation revenues and throughput have been derived from contracts with local distribution companies (LDCs) and marketing companies acting on behalf of LDCs. In light of recent discoveries of large quantities of natural gas in non-traditional supply areas in Texas, Oklahoma, Arkansas and Louisiana, the Registrant has undertaken several large pipeline construction projects supported by long-term firm transportation contracts with natural gas producers seeking to move their production to market areas. As a result, natural gas producers as a group, as well as certain individual producers, have become more significant customers. As the Registrant's pipeline expansion projects reach full capacity, the significance of this class of customer will increase further.  The Registrant will update its disclosure regarding its customer mix based on 2009 revenues in its filing on Form 10-K for the period ending December 31, 2009.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results . . ., page 19

Expansion Projects, page 19

2.
We note your response to comment four from our letter dated May 15, 2009.  Please provide your best estimate as to the approximate percentage of pipeline joints that you have tested as of your fiscal quarter ended March 31, 2009.  If appropriate, please provide a percentage range or explain how you arrived at your description of “significant portion.”  Also, while you may be unable to provide an exact date when you will complete your investigation into the remaining expansion joints, please provide a general estimate of how long you expect it will take to test the remaining expansion joints and correct the anomalies already discovered.

Response:  At the time the Registrant’s Form 10-Q was filed, the Registrant had received preliminary results for the initial testing of its East Texas Pipeline, Southeast Expansion and Gulf Crossing Project, representing more than seventy percent of the mileage comprising its pipeline expansion projects.  The initial testing consisted of running a high-resolution pipe deformation tool through the Registrant’s pipeline to determine whether anomalies existed.  At that time, an agreement with the Pipelines and Hazardous Materials Safety Administration (PHMSA) had not been reached as to the entire testing protocol and remediation effort that would be required in order to allow the Registrant to return these pipelines to normal operating pressures and then to operate them at higher operating pressures under the special permits that had been granted.  Since the initial test results were preliminary and the extent of further testing and analysis was unknown, the Registrant had insufficient information to provide a completion percentage, or even a range of percentages, with regard to the number of pipe joints that had been tested or to predict when testing and remediation might be completed.  Subsequent to the filing of the Form 10-Q, the Registrant reached agreement with PHMSA which better defined the testing protocol and remediation measures required to increase operating pressures; however, the full extent of the testing and analysis to be done is subject to ongoing discussions with PHMSA and PHMSA retains discretion with regard to allowing the Registrant’s expansion pipelines to operate at higher pressures.  Information related to this agreement was disclosed on Form 8-K filed on May 26, 2009.

The testing protocol and remediation measures described in the Registrant’s agreement with PHMSA include replacement of certain pipe joints identified by the deformation tool as having certain sized anomalies, investigative digs to physically inspect sections of pipe, and yield strength and metallurgical testing and analysis on a variety of pipe samples.  The Registrant is continuing to work closely with PHMSA to further develop and refine the scope of testing and analysis remaining to be done. As a result, the Registrant expects it will be able to provide more information regarding the testing status, remediation activities and the expected timing of completion for activities related to the pipe anomaly issue in its filing on Form 10-Q for the period ending June 30, 2009.  However, because the status of the testing and results of the remediation is still evolving and PHMSA retains discretion in this matter, the Registrant does not expect that it will be able to provide definitive information about the scope, timing and cost of testing and remediation in its Form 10-Q for the period ending June 30, 2009, and is not able to provide sample disclosure at this time.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
Re:  Boardwalk Pipeline Partners, LP
June 16, 2009

*  *  *

The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Although the Registrant is, of course, amenable to enhancing its disclosures in the context of the Comment letter and the Staff’s follow-up comments, if any, these responses should not be considered an indication that the Company believes any disclosures in the captioned Form 10-K and Form 10-Q filings were inadequate or incorrect in any material aspect.

If you have any questions or further comments, please feel free to contact me at 713-479-8082 via phone or 713-479-1990 via fax.

Very truly yours,

By:	/s/ Jamie L. Buskill
Senior Vice President and Chief Financial Officer